Exhibit 99.3

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS EXHIBIT (INDICATED BY [***]) HAS BEEN OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT INVENTIVA S.A. TREATS AS PRIVATE OR CONFIDENTIAL.

AMENDMENT No 4

TO THE EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT

This FOURTH AMENDMENT TO THE EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT (this “Amendment #4”) is entered into as of October 11th, 2024 (the “Amendment #4 Effective Date”) by and between:

INVENTIVA S.A., a company incorporated under the laws of France, having its principal place of business at 50, rue de Dijon à Daix (21121), France (“Inventiva”); and

CHIA TAI TIANQING PHARMACEUTICAL  (GUANGZHOU) CO., LTD., a limited liability company incorporated under the laws of the people’s Republic of China, having its registered office located at 406-942, No. 1 Yichuang Street, Huangpu District, Guangzhou (Sino-Singapore Guangzhou Knowledge City), GuangDong Province, Mainland China (“CTTQ GZ”).

Each a “Party” and collectively the “Parties”.

Recitals

WHEREAS, Inventiva and Chia Tai Tianqing Pharmaceutical Group, Co., Ltd., entered into an exclusive license and collaboration agreement on September 21, 2022 (the “License Agreement”) in connection with the granting of an exclusive license under the Inventiva Technology to Develop, import, export (within the Licensee Territory), use, Manufacture, offer for sale, promote, market, distribute, sell and otherwise Commercialize the Licensed Products in the Field in the Licensee Territory (each as defined in the License Agreement), subject to the terms and conditions of the License Agreement.

WHEREAS, in accordance to Section 16.6 of the License Agreement, effective on July 7th, 2023, Chia Tai Tianqing Pharmaceutical Group, Co., Ltd. assigned the License Agreement to CTQ GZ.

WHEREAS, in accordance to Section 16.2 of the License Agreement, effective on December 20, 2023, the Parties amended Section 3.2 of the License Agreement (the “Amendment #2”).

WHEREAS, in accordance to Section 16.2 of the License Agreement, effective on March 11, 2024, the Parties amended Section 3.2 of the License Agreement (the “Amendment #3”).

WHEREAS, the Parties wish to further amend and detail certain provisions of the License Agreement, in particular Sections 8.2, Section 8.4 and section 3.2 (a) in this Amendment #4 in accordance with Section 16.2 of the License Agreement.

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WHEREAS, in consideration of the foregoing premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency or which are hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions

The Parties agree to add the following definitions to Article 1 of the License Agreement:

“Positive Topline Data” shall mean the release by Inventiva of topline data announcing that any key primary endpoint or key secondary endpoint of the Phase III Global Trial, with any dosage regimen tested in the trial, have been met and that would support an NDA approval by the U.S. FDA. Key primary endpoint and key secondary endpoint are those defined in the Phase III Global Trial’s Protocol.

“Successful 1st Tranche Fund Raise” shall mean a fund raise in which, prior to December 31st, 2024, Inventiva has received commitments from investors to subscribe to Inventiva’s equity increase(s), in one or two tranches, of a total amount of at least ninety million euros (90.000.000 €).

“Successful 2nd Tranche Fund Raise” shall mean a fund raise in which, prior to May 31st, 2025, Inventiva has received commitments from investors to subscribe to Inventiva’s equity increase(s), in the 2nd tranche, of a total amount of at least ninety million euros (90.000.000 €).

2.	Amendment to the License Agreement’s Sections 8.2 ; 8.4 and 3.2.

The Parties agree that, if Inventiva manages to complete a Successful 1st Tranche Fund Raise, the License Agreement’s shall be amended as follows:

2.1.	License Agreement’s section 8.2. shall be amended as follows: CTTQ GZ shall not pay the following [***] Milestone Payments:

Licensed Product Milestone Event	Milestone Payment
[***]	[***]
[***]	[***]

2.2.	From the License Agreement’s Amendment #4’s Effective Date, the License Agreement’s Section 8.4. shall be completely changed and that the sole stipulation of License Agreement’s Section 8.4. shall be the following one:

“Licensee shall pay royalties to Inventiva on annual Net Sales of each Licensed Product in each Calendar Semi-Annual Period at a [***] percent ([***]%) royalty rate.”

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2.3.	From the License Agreement’s Amendment #4’s Effective Date, the License Agreement’s Section 3.2 (a) (as amended by Amendment #2 and Amendment #3) shall be amended by adding the following stipulation to the existing stipulations:

“[…]

5. [***]”

3.	CTTQ GZ support to Inventiva

The Parties agree that if Inventiva manages to complete a Successful 1st Tranche Fund Raise and in consideration to the amendment of the License Agreement as stipulated in the License Agreement’s Amendment #4’s Section 2, CTTQ GZ shall pay to Inventiva:

•	Ten million of United States of America’s dollars (USD10,000,000), by wire transfer, not later than thirty (30) Business Days upon the date at which Inventiva sent by email to CTTQ GZ the invoice of payment of ten million of United States of America’s dollars (USD10,000,000). At the earliest, Inventiva shall send this invoice on the day of completion of the Successful 1st Tranche Fund Raise (the relevant date being the date of Inventiva’s submission of a Form 6-K to the U.S. Securities and Exchanges Commission for disclosing the completion of the Successful 1st Tranche Fund Raise. For convenience, the Parties agree to name this first ten million of United States of America’s dollars (USD10,000,000) as “Payment-10-1” ;

and

•	Ten million of United States of America’s dollars (USD10,000,000), by wire transfer, not later than thirty (30) Business Days upon the date at which Inventiva sent by email to CTTQ GZ the invoice of payment of ten million of United States of America’s dollars (USD10,000,000). At the earliest, Inventiva shall send this invoice on the day of completion of the Successful 2nd Tranche Fund Raise (the relevant date being the date of Inventiva’s submission of a Form 6-K to the U.S. Securities and Exchanges Commission for disclosing the completion of the Successful 2nd Tranche Fund Raise. For convenience, the Parties agree to name this second ten million of United States of America’s dollars (USD10,000,000) as “Payment-10-2”;

and

•	Ten million of United States of America’s dollars (USD10,000,000), by wire transfer, not later than thirty (30) Business Days upon the date at which Inventiva sent by email to CTTQ GZ the invoice of payment of ten million of United States of America’s dollars (USD10,000,000). At the earliest, Inventiva shall send this invoice on the day of publication of the Positive Topline Data. . For convenience, the Parties agree to name this third ten million of United States of America’s dollars (USD10,000,000) as “Payment-10-3”.

4.	Effectiveness

This Amendment #4 shall become effective upon this Amendment #4 Effective Date.

The Parties agree and acknowledge that save to the extent the same has been amended by this Amendment #4, the other terms and conditions in the License Agreement shall remain in full force and effect.

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5.	Governing Law

This Amendment #4 and any disputes, claims or actions related thereto shall be governed by and construed in accordance with the laws of [***], without regard to the conflicts of law provisions thereof.

6.	Counterparts

This Amendment #4 shall not be executed in counterparts. This Amendment #4 may be executed through DocuSign electronic signature.

In Witness Whereof, the Parties hereto have duly executed Amendment #4 as of the Amendment #4 Effective Date.

Inventiva S.A.		Chia Tai Tianqing Pharmaceutical Guangzhou Co., Ltd.

By:	/s/ Frédéric Cren	By:	/s/ Philip Duong
Name:	Frédéric Cren	Name:	Philip Duong
Title:	Président-Directeur Général	Title:	Director

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